

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 24, 2008

<u>Via Mail and Fax</u>

John H. Dietrich
Vice President and Chief Financial Officer
Sunopta Inc.
2838 Bovaird Drive West
Brampton, Ontario, Canada L7A 0H2

> **RE:** **Sunopta Inc.**
> **Form 10-Q for the Period Ended September 30, 2008**
> **File Number: 000-09989**

Dear Mr. Dietrich:

We have reviewed your correspondence dated November 7, 2008, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2008</u>

<u>Management's Discussion and Analysis, page 29</u>
<u>Gross Margin Percentage</u>

1. Please specifically address consistently throughout MD&A the reasons that fully explain variances in consolidated and segment comparative gross margin percentages for the periods presented. Generally, you have not directly discussed the variances in these percentages, and it is not readily apparent from your existing disclosure how these percentages are relatively impacted by the items discussed as causes of variances in gross margins. As an example in regard to the fullness of your disclosure, it does not appear that the reason for the increase in the gross margin percentage of the Berry Operations on a comparative basis for each period has been fully addressed, with consideration of the inventory provision recorded in the prior year period.

2. Furthermore, it appears that consolidated and segment gross margin percentages in the current year period are generally lower than those of the comparative prior year period for each period presented. In this regard, please consider a discussion in an overview-type fashion that addresses this general condition.

Corporate Cost Allocations

3. We did not note disclosure in regard to the basis for corporate cost allocations to segments, as indicated in your response to comment number 3 of your letter dated October 2, 2008. Furthermore, you have not disclosed the reasons for comparative variances in such. Please ensure to address these issues in future filings, as it appears that corporate cost allocations materially affect the results of your segments.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief